SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Grant of 2011 Executive Awards

Aviva plc Directors/Persons Discharging Managerial Responsibility - Awards of Shares

The executive directors and persons discharging managerial responsibility (PDMRs) of Aviva plc have, on 17 May 2011, been granted the following conditional awards of ordinary shares of 25 pence each ("Shares") under the Aviva Annual Bonus Plan 2011 ("ABP") and the Aviva Long Term Incentive Plan 2011 ("LTIP") for nil consideration.

Name	No. of ABP Shares awarded (equal to ⅔rds of the 2010 bonus)	No. of LTIP Shares awarded (based on performance conditions 2011-2013)
Andrew Moss	158,393	586,117
Mark Hodges	106,834	311,059
John Ainley	58,576	126,152
Simon Machell	100,811	138,248
Amanda Mackenzie	51,438	114,055
Igal Mayer	96,722	362,056
Robin Spencer	47,836	120,967
Patrick Regan	102,741	311,059
Richard Hoskins	0	289,160*

* In accordance with rule 4.4 of the LTIP, this award will be settled in cash.

The vesting of the Aviva Long Term Incentive Plan 2011 awards are subject to performance conditions over a three year performance period.

This transaction took place in London.

Should you have any queries concerning this announcement please contact Liz Nicholls, Group Secretarial (020 7662 8358).

Russell Tullo, Deputy Group Company Secretary
Aviva plc

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 17 May 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 May 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary